Filed by Inergy Midstream, L.P.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-33631

The following communication was made to investors and customers of Inergy, L.P. and Inergy Midstream, L.P.

Inergy Announcement FAQ

1.	What was announced?

•	We have completed the first steps in our previously announced agreement to combine Crestwood and Inergy to create a fully integrated midstream partnership with a total enterprise value of approximately $7 billion.

•	Crestwood Holdings has acquired the general partner, and thus control, of Inergy, L.P.

•	Additionally, Crestwood Gas Services Holdings LLC, a wholly owned subsidiary of Crestwood Holdings, contributed 100% of its interest in Crestwood Gas Services GP LLC, the general partner of Crestwood Midstream that also owns 100% of the incentive distribution rights of Crestwood Midstream Partners LP for common units and subordinated units in Inergy, L.P.

•	As outlined in prior announcements, Robert G. Phillips, current Chairman, President and Chief Executive Officer of Crestwood Midstream, has been named Chairman, President and Chief Executive Officer of Inergy, L.P. and Inergy Midstream, effective immediately.

•	Prior Inergy Chairman and Chief Executive Officer, John J. Sherman, and President, R. Brooks Sherman, Jr., have stepped down from day-to-day management roles.

•	John Sherman will continue to serve on the Boards of Directors of Inergy, L.P. and Inergy Midstream.

•	Until the completion of the merger, both Crestwood Midstream and Inergy Midstream will continue to operate as separate, independent companies under a common corporate owner.

2.	What does this mean? Is the merger of Inergy and Crestwood completed?

•	As noted when this transaction was announced in early May, this process will require several steps before culminating with the final transaction, the merger of Crestwood Midstream with Inergy Midstream.

•	We expect the final step of the merger process to be completed in the third quarter of 2013.

•	Until then, the Crestwood and Inergy Midstream MLPs will continue operating as separate, independent companies under a common corporate owner.

3.	Has the Board of Directors of Inergy changed? How?

•	Yes. As was planned and outlined in prior announcements, Bob Phillips, current Chairman, President and CEO of Crestwood Midstream, has been named the Chairman, President and Chief Executive Officer of Inergy, LP and Inergy Midstream, effective immediately.

•	Prior Inergy Chairman and Chief Executive Officer, John Sherman and President, Brooks Sherman, have stepped down from day-to-day management roles, though John Sherman will continue to serve on the Boards of Directors of Inergy, L.P. and Inergy Midstream.

•	In addition to Mr. Phillips, Michael G. France, Managing Director at First Reserve and Managing Member of Crestwood Holdings, has been named to the Boards of Directors of Inergy, L.P. and Inergy Midstream, and Phillip L. Elbert has stepped down from the Board of Directors of Inergy, L.P.

•	Prior to completion of the merger, Crestwood Holdings and Inergy, L.P. will designate three additional directors to each of the respective Boards of Directors of Inergy, L.P. and Inergy Midstream.

4.	Has the management team of Inergy changed? How?

•	Yes. As was planned and outlined in prior announcements, Bob Phillips, current Chairman, President and CEO of Crestwood Midstream, has been named the Chairman, President and Chief Executive Officer of Inergy, LP and Inergy Midstream, effective immediately.

•	Prior Inergy Chairman and Chief Executive Officer, John Sherman and President, Brooks Sherman, have stepped down from day-to-day management roles, and John Sherman will continue to serve on the Boards of Directors of Inergy, L.P. and Inergy Midstream.

•	The executive management team of the combined company, which is expected to include senior executives from both companies, will be announced prior to completion of the merger.

5.	I am an Inergy unitholder. How does this announcement impact me?

•	Until the final transaction closes, which is expected to occur in the third quarter of 2013, unitholders of Crestwood Midstream Partners LP, Inergy, L.P. and Inergy Midstream, L.P. will see no change—the companies will operate and trade as separate, independent companies.

•	Inergy, L.P. and Inergy Midstream, L.P. will continue to trade on the NYSE under the tickers NRGY and NRGM, respectively.

6.	Will this have an impact on how Inergy does business? Will customers or vendors see any changes?

•	This announcement should have no impact on Inergy’s day-to-day operations. Day-to-day contacts at the Company will remain the same for customers and vendors.

•	Until the final merger is completed, the Crestwood and Inergy Midstream MLPs will continue to operate as separate, independent companies.

Additional Information and Where to Find It

This document contains information about the proposed merger involving Crestwood and Inergy Midstream. In connection with the proposed merger, Inergy Midstream has filed with the SEC a preliminary registration statement on Form S-4 that includes a proxy statement/prospectus for the unitholders of Crestwood. Crestwood will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, INERGY MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Inergy Midstream and Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents filed by Inergy Midstream with the SEC from Inergy Midstream’s website, www.inergylp.com, under the heading “SEC Filings” in the Inergy Midstream, L.P. “Investor Relations” tab.

Participants in the Solicitation

Crestwood, Inergy Midstream, Inergy, L.P. and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC. Information regarding Crestwood’s directors and executive officers is contained in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy Midstream’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy, L.P.’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s and Inergy’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s or Inergy’s financial condition, results of operations and cash flows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the Crestwood and Inergy businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fluctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of our assets; failure or delays by our customers in achieving expected production in their natural gas projects; competitive conditions in our industry and their impact on our ability to connect natural gas supplies to our gathering and processing assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; our ability to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control; timely receipt of necessary government approvals and permits, our ability to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact our ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to our substantial indebtedness, as well as other factors disclosed in Crestwood’s and Inergy’s filings with the U.S. Securities and Exchange Commission. You should read Crestwood’s and Inergy’s filings with the U.S. Securities and Exchange Commission, including their Annual Report on Form 10-K for the year ended December 31, 2012, and September 30, 2012, respectively, and their most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Neither Crestwood nor Inergy assumes any obligation to update these forward-looking statements.